KELVIN MEDICAL, INC.
10930 Skyranch Place
Nevada City, California 95959

2 April 2018

Ms. Heather Percival
Ms. Amanda Ravitz
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:         Application for withdrawal of Post-Amendment No.1 to Registration Statement on Form S-1/A
(SEC File No. 333-212791 - Acc-no: 0001594062-16-000723)
Originally filed on August 1, 2016; Effect: January 1, 2017

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Kelvin Medical, Inc. a Nevada corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form S-1/A ("Post-Effective Amendment No. 1") (SEC File No. 333-212791; 0001594062-18-000006), filed by the Company on January 16, 2018 (together with all exhibits thereto) due to an incomplete filing. The Company is working on a Post-Effective Amendment, and will file it as soon as it is complete.

Should you have any questions regarding the foregoing application for withdrawal, please contact Sharon Mitchell at (248) 515-6035, of SD Mitchell & Associates, our legal counsel in connection with the Post-Effective Amendment No. 1.

With best regards,

/s/William Mandel
William Mandel
President/CEO